BankUnited, N.A.
7815 NW 148th Street
Miami Lakes, FL 33016
T 877 779 2265
www.bankunited.com

May 12, 2022
U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Finance
Washington, D.C. 20549
Attn: Bonnie Baynes and Sharon Blume

RE:    BankUnited, Inc.
    Form 10-K for the fiscal year ended December 31, 2021
    Filed on February 24, 2022
    File No. 001-35039

Dear Ms. Baynes and Ms. Blume:

    On behalf of BankUnited, Inc. (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 3, 2022, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) filed with the Commission on February 24, 2022.

    For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 78
1.We note you removed disclosure included in your 2019 10-K that indicated the company has a single reportable segment. Please tell us if you made any changes to your reportable segments and if so, when those changes were made. In addition, provide us with revised disclosure for inclusion in future filings that clearly identifies your reportable segment(s) and the factors you use to identify them, including the basis of organization, and whether operating segments have been aggregated into your reportable segment(s). Refer to ASC 280-10-50-21.
Response: The Company has not made any changes to its reportable segments since the disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 28, 2020. The Company will include the following disclosure in future reports on Forms 10-Q and 10-K as applicable:

“The Company has a single operating segment and thus a single reportable segment. While management monitors the revenue streams of its various business units, the business units serve a similar base of primarily commercial clients, providing a similar range of products and services, managed through similar processes and platforms. The Company’s chief operating decision maker makes company-wide resource allocation decisions and assessments of performance based on a collective assessment of the Company’s operations.”
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    If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (786) 313-1698.

Sincerely yours,
s/ Leslie Lunak

                                Leslie Lunak
                                Chief Financial Officer